Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2018, Declaration of a Quarterly Dividend, and Notice for the Redemption of its 8.25% Senior Unsecured Notes due June 2019
MONACO--(GLOBE NEWSWIRE - February 14, 2019) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers", or the "Company") today reported its results for the three months and year ended December 31, 2018. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock and that it intends to redeem in full its 8.25% Senior Unsecured Notes, which are scheduled to mature in June 2019.
Share and per share results included herein have been retroactively adjusted to reflect the one for ten reverse stock split of the Company's common shares, which took effect on January 18, 2019.
Results for the three months ended December 31, 2018 and 2017
For the three months ended December 31, 2018, the Company's adjusted net loss (see Non-IFRS Measures section below) was $17.4 million, or $0.38 basic and diluted loss per share, which excludes from the net loss a $0.3 million, or $0.01 per basic and diluted share, write-off of deferred financing fees. For the three months ended December 31, 2018, the Company had a net loss of $17.7 million, or $0.38 basic and diluted loss per share.
For the three months ended December 31, 2017, the Company's adjusted net loss (see Non-IFRS Measures section below) was $39.2 million, or $1.38 basic and diluted loss per share, which excludes from the net loss (i) $1.3 million of transaction costs related to the merger with Navig8 Product Tankers Inc ("NPTI") and (ii) a $1.0 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company’s net loss by $2.3 million, or $0.08 per basic and diluted share. For the three months ended December 31, 2017, the Company had a net loss of $41.5 million, or $1.46 basic and diluted loss per share.
Results for the year ended December 31, 2018 and 2017
For the year ended December 31, 2018, the Company's adjusted net loss was $158.7 million (see Non-IFRS Measures section below), or $4.56 basic and diluted loss per share, which excludes from the net loss (i) an aggregate loss of $17.8 million recorded on the Company's exchange of an aggregate of $203.5 million of its convertible notes in the second and third quarters of 2018, (ii) a $13.2 million write-off of deferred financing fees, and (iii) $0.3 million of transaction costs related to the merger with NPTI. The adjustments resulted in an aggregate reduction of the Company's net loss by $31.3 million or $0.90 per basic and diluted share. For the year ended December 31, 2018, the Company had a net loss of $190.1 million, or $5.46 basic and diluted loss per share.
For the year ended December 31, 2017, the Company's adjusted net loss was $101.7 million (see Non-IFRS Measures section below), or $4.72 basic and diluted loss per share, which excludes from the net loss (i) a $23.3 million loss on sales of vessels, (ii) $36.1 million of transaction costs related to the merger with NPTI, (iii) a $5.4 million gain recorded on the purchase of the four NPTI subsidiaries that own four LR1 tankers, and (iv) a $2.5 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company's net loss by $56.5 million, or $2.62 per basic and diluted share.  For the year ended December 31, 2017, the Company had a net loss of $158.2 million, or $7.35 basic and diluted loss per share.
Intention to redeem all of the Company's 8.25% Senior Unsecured Notes due June 2019
The Company has announced that it has issued a notice of redemption for all $57,500,000 aggregate principal amount of its 8.25% Senior Unsecured Notes due June 2019 (the "Senior Notes Due June 2019") to be redeemed on March 18, 2019 (the "Redemption Date"). The redemption price of the Senior Notes Due June 2019 is equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date. A notice of redemption is being distributed to all registered holders of the Senior Notes Due June 2019 by Deutsche Bank Trust Company Americas.

January 2019 Reverse Stock Split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150.0 million shares and common shares outstanding were reduced from 513,975,324 shares to 51,397,470 shares (which reflects adjustments for fractional share settlements). The par value was not adjusted as a result of the reverse stock split. All share and per share information contained in this press release has been retroactively adjusted to reflect the reverse stock split.
The Company believes that the increased market price for its common shares as a result of implementing the reverse stock split has and will improve the marketability and liquidity of the Company's common shares and will encourage interest and trading in the Company's common shares. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, the Company believes it may be able to raise the market price of its common shares to a level where its common shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher share price after a reverse stock split could alleviate this concern.
There can be no assurance that the reverse stock split will achieve any of the desired results.
Declaration of Dividend
On February 13, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about March 28, 2019 to all shareholders of record as of March 13, 2019 (the record date). As of February 13, 2019, there were 51,397,470 common shares outstanding.
Summary of Other Recent and Fourth Quarter Significant Events

•
Below is a summary of the average daily Time Charter Equivalent (TCE) revenue (see Non-IFRS Measures section below) and duration for voyages fixed for the Company's vessels thus far in the first quarter of 2019 as of the date hereof (See footnotes to 'Other operating data' table below for the definition of daily TCE revenue):

•	For the LR2s in the pool: approximately $24,000 per day for 60% of the days.

•	For the LR1s in the pool: approximately $19,000 per day for 55% of the days.

•	For the MRs in the pool: approximately $17,000 per day for 55% of the days.

•	For the ice-class 1A and 1B Handymaxes in the pool: approximately $18,000 per day for 50% of the days.

•	Below is a summary of the average daily TCE revenue earned on the Company's vessels during the fourth quarter of 2018:

•	For the LR2s in the pool: $15,948 per revenue day.

•	For the LR1s in the pool: $13,548 per revenue day.

•	For the MRs in the pool: $14,338 per revenue day.

•	For the ice-class 1A and 1B Handymaxes in the pool: $14,749 per revenue day.

•	During November 2018, December 2018 and January 2019, the Company repurchased 1,351,265 of its common shares at an average price of $17.20 per share under its Securities Repurchase Program.

•
From August 2018 through November 2018, the Company entered into agreements with two separate suppliers to retrofit a total of 77 of the Company's tankers with Exhaust Gas Cleaning Systems ("Scrubbers"), which are expected to be installed throughout 2019 and 2020. The Company also obtained options to retrofit 18 additional tankers under these agreements. The total estimated investment for these systems, including estimated installation costs, is expected to be between $2.0 and $2.5 million per vessel and the Company is currently in discussions with potential lenders to finance a portion (approximately 60-70%) of these investments. The Company's estimates of future payments and offhire days under these agreements are described below under the heading Drydock, Scrubber and Ballast Water Treatment Update.

•	In December 2018, the Company paid a quarterly cash dividend with respect to the fourth quarter of 2018 on the Company's common stock of $0.10 per share.

•
In October 2018, the Company closed on the previously announced agreement to refinance seven of its vessels through a $157.5 million lease financing arrangement. This transaction is described below and was part of the Company's previously announced refinancing initiatives.

•
In October 2018, the Company raised net proceeds of approximately $319.6 million in an underwritten public offering of 18.2 million shares of common stock (including 2.0 million shares of common stock issued when the underwriters partially exercised their overallotment option to purchase additional shares) at a public offering price of $18.50 per share. Scorpio Bulkers Inc., or SALT, and Scorpio Services Holding Limited, or SSH, each a related party, purchased 5.4 million common shares and 0.5 million common shares, respectively, at the public offering price.

$157.5 Million Sale and Leaseback
In July 2018, the Company agreed to sell and leaseback six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution. The borrowing amount under the arrangement was $157.5 million in aggregate, and these agreements, which have been accounted for as financing arrangements, closed in October 2018. In September 2018, the Company repaid the outstanding indebtedness for two vessels consisting of $14.2 million on the HSH Credit Facility and $13.6 million on the K-Sure Credit Facility, in advance of the October closing of these transactions. Upon closing, the remaining proceeds were partially utilized to repay the outstanding indebtedness of $59.2 million on the 2016 Credit Facility and the outstanding indebtedness of $25.8 million on the DVB 2017 Credit Facility for the remaining five vessels.
Each agreement is for a fixed term of seven years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.0% per annum and will be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2. Each agreement also has a purchase obligation at the end of the seventh year. The Company is subject to certain additional terms and conditions under this arrangement, including financial covenants, which are similar to those set forth in its existing lease financing arrangements.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, (iii) Senior Notes Due June 2019 (NYSE: SBBC), which were issued in March 2017, and (iv) Convertible Notes due 2022, which were issued in May and July 2018.
Since January 2018 through the date of this press release, the Company has acquired an aggregate of 1,351,265 of its common shares at an average price of $17.20 per share; the repurchased shares are being held as treasury shares. There are 51,397,470 shares outstanding as of February 13, 2019.
As of the date hereof, the Company has the authority to purchase up to an additional $123.8 million of its securities under its Securities Repurchase Program. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that its Convertible Notes due 2019 and Convertible Notes due 2022 (which were issued in June 2014 and May 2018, respectively) were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $6.0 million and $23.5 million during the three months and year ended December 31, 2018, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months and year ended December 31, 2018, the Company's basic weighted average number of shares was 46,382,795 and 34,824,311, respectively. The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three months and year ended December 31, 2018, respectively, as the Company incurred net losses.
As of the date hereof, the Convertible Notes due 2019 and Convertible Notes due 2022 are not eligible for conversion.
Conference Call
The Company has scheduled a conference call on February 14, 2019 at 8:30 AM Eastern Standard Time and 2:30 PM Central European Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 8498535

Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/m6/p/p9aq9fjc
Current Liquidity
As of February 13, 2019, the Company had $607.4 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
Two of the Company's 2014 built MRs entered drydock for their class required special survey at the end of December 2018. These drydocks were completed in January 2019.
Set forth below are the expected, estimated payments through 2020 for the Company's drydocks, ballast water treatment system installations, and scrubber installations:

In millions of USD	As of February 13, 2019 (1)
Q1 2019	$29.9
Q2 2019	56.3
Q3 2019	71.2
Q4 2019	89.8
FY 2020	81.8

(1)
Includes estimated cash payments for drydock, ballast water treatment systems and scrubbers.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.

Set forth below are the expected, estimated number of ships and estimated offhire days for the Company's drydocks ("DD"), ballast water treatment installations (“BWTS”), and scrubber installations (2):

	Q1 2019
	Ships Scheduled for:			Offhire
	DD	BWTS	Scrubbers	Days
LR2	—	—	2	72
LR1	—	—	—	—
MR*	3	2	1	76
Handymax	—	—	—	—

Q1 2019	3	2	3	148

* Q1 2019 MR drydocks include two vessels which entered drydock at the end of December 2018 and concluded in January 2019.

	Q2 2019
	Ships Scheduled for:			Offhire
	DD	BWTS	Scrubbers	Days
LR2	—	—	6	168
LR1	—	—	3	84
MR	7	5	7	189
Handymax	2	2	—	40

Q2 2019	9	7	16	481

	Q3 2019
	Ships Scheduled for:			Offhire
	DD	BWTS	Scrubbers	Days
LR2	5	4	10	279
LR1	—	—	3	84
MR	6	4	6	162
Handymax	5	5	—	100

Q3 2019	16	13	19	625

	Q4 2019
	Ships Scheduled for:			Offhire
	DD	BWTS	Scrubbers	Days
LR2	10	8	12	329
LR1	—	—	1	28
MR	10	9	10	270
Handymax	5	5	—	100

Q4 2019	25	22	23	727

	FY 2020
	Ships Scheduled for:			Offhire
	DD	BWTS	Scrubbers	Days
LR2	7	—	8	217
LR1	5	—	5	135
MR	4	4	21	584
Handymax	2	2	—	40

2020 Total	18	6	34	976

(2)
The number of vessels in these tables reflect a certain amount of overlap where certain vessels may be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. dollars	Outstanding as of September 30, 2018	Drawdowns, and (repayments), net	Outstanding as of December 31, 2018	Drawdowns, and (repayments), net	Outstanding as of February 13, 2019
1	KEXIM Credit Facility	299,300	—	299,300	(4,300)	295,000
2	ABN AMRO Credit Facility	102,646	(2,138)	100,508	(1,602)	98,906
3	ING Credit Facility	147,361	(3,185)	144,176	(1,071)	143,105
4	$35.7 Million Term Loan Facility	35,658	(808)	34,850	(808)	34,042
5	2016 Credit Facility	59,189	(59,189)	—	—	—
6	2017 Credit Facility	147,398	(2,632)	144,766	—	144,766
7	DVB 2017 Credit Facility	25,800	(25,800)	—	—	—
8	Credit Agricole Credit Facility	101,437	(2,142)	99,295	—	99,295
9	ABN AMRO/K-Sure Credit Facility	50,492	(962)	49,530	—	49,530
10	Citi/K-Sure Credit Facility	105,754	(2,104)	103,650	—	103,650
11	ABN AMRO/SEB Credit Facility	117,700	(2,875)	114,825	—	114,825
12	Ocean Yield Lease Financing	162,947	(2,685)	160,262	(921)	159,341
13	CMBFL Lease Financing	63,198	(1,227)	61,971	—	61,971
14	BCFL Lease Financing (LR2s)	102,633	(1,844)	100,789	(617)	100,172
15	CSSC Lease Financing	250,854	(4,328)	246,526	(1,442)	245,084
16	BCFL Lease Financing (MRs)	101,478	(2,647)	98,831	(920)	97,911
17	2018 CMB Lease Financing	139,071	(2,528)	136,543	(2,529)	134,014
18	$116.0 Million Lease Financing	114,255	(1,582)	112,673	(558)	112,115
19	AVIC International Lease Financing	142,052	(2,949)	139,103	—	139,103
20	China Huarong Shipping Lease Financing	140,625	(3,375)	137,250	—	137,250
21	$157.5 Million Lease Financing	—	152,086	152,086	—	152,086
22	$88.0 Million Lease Financing	86,075	(1,925)	84,150	—	84,150
23	2020 Senior Unsecured Notes	53,750	—	53,750	—	53,750
24	2019 Senior Unsecured Notes	57,500	—	57,500	—	57,500
25	Convertible Notes due 2019	145,000	—	145,000	—	145,000
26	Convertible Notes due 2022	203,500	—	203,500	—	203,500
		$2,955,673	$25,161	$2,980,834	$(14,768)	$2,966,066

Set forth below are the expected, estimated future principal repayments on the Company's outstanding indebtedness which includes principal amounts due under lease financing arrangements:

In millions of U.S. dollars	As of February 13, 2019
Q1 2019 - principal payments made to date	$14.8
Q1 2019 - remaining principal payments (1)	105.6
Q2 2019	46.4
Q3 2019 (2)	208.4
Q4 2019	46.6
Q1 2020	63.5
Q2 2020 (3)	100.6
Q3 2020 (4)	149.0
Q4 2020	44.4
2021 and thereafter	2,201.5

$2,980.8

(1)	Repayments include $57.5 million due as part of the early redemption of the Company's Senior Notes Due June 2019.

(2)	Repayments include $145.0 million due upon the maturity of the Company's Convertible Notes due 2019.

(3)	Repayments include $53.8 million due upon the maturity of the Company's Senior Unsecured Notes due 2020.

(4)	Repayments include $87.7 million due upon the maturity of the Company's ABN AMRO Credit Facility.

Explanation of Variances on the Fourth Quarter of 2018 Financial Results Compared to the Fourth Quarter of 2017
For the three months ended December 31, 2018, the Company recorded a net loss of $17.7 million compared to a net loss of $41.5 million for the three months ended December 31, 2017. The following were the significant changes between the two periods:

•
TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended December 31, 2018 and 2017:

	For the three months ended December 31,
In thousands of U.S. dollars	2018	2017
Vessel revenue	$167,525	$148,394
Voyage expenses	(304)	(3,013)
TCE revenue	$167,221	$145,381

•
TCE revenue for the three months ended December 31, 2018 increased $21.8 million to $167.2 million, from $145.4 million for the three months ended December 31, 2017. This increase was the result of an improvement in TCE revenue per day, which increased to $15,008 per day during the three months ended December 31, 2018, from $12,805 per day during the three months ended December 31, 2017. The fourth quarter of 2018, particularly November and December, reflected a dramatic improvement in the product tanker market, which had experienced significant headwinds since the latter half of 2016. The positive trends developed as a result of a confluence of factors, including (i) increased U.S. Gulf exports to Latin America, (ii) the opening of arbitrage windows on several trading routes, (iii) the reduction of oil prices followed by a reduction in refined commodities leading to an increase in demand for refined commodities, (iv) the continued drawdown of global product inventories thus increasing the need for imports at the points of consumption, and (v) strength in the crude tanker market earlier in the quarter resulting in certain product tankers transitioning to the trading of crude and related cargos. This increase in TCE revenue per day was partially offset by a reduction of the Company's fleet to an average of 121.9 operating vessels during the three months ended December 31, 2018 from an average of 125.5 operating vessels during the three months ended December 31, 2017, which was the result of the redelivery of 10 time chartered-in vessels throughout 2018.

•
Vessel operating costs for the three months ended December 31, 2018 decreased $3.6 million to $71.2 million, from $74.8 million for the three months ended December 31, 2017. This decrease was primarily due to take over costs that the Company incurred for 10 vessels acquired from NPTI that transitioned technical management during the three months ended December 31, 2017.  These costs included additional crew severance and repatriation costs along with the costs for new spares, stores and other supplies. No such costs were incurred during the three months ended December 31, 2018.

This decrease was partially offset by an increase in the average number of owned and bareboat chartered-in vessels for the three months ended December 31, 2018 to 119.0 vessels from 116.7 vessels for the three months ended December 31, 2017, which is due to the delivery of two vessels under the Company's newbuilding program during the first quarter of 2018.

•
Charterhire expense for the three months ended December 31, 2018 decreased $7.3 million to $10.6 million, from $18.0 million for the three months ended December 31, 2017. This decrease was the result of a decrease in the number of time chartered-in vessels during those periods. The Company's time and bareboat chartered-in fleet consisted of an average of 2.9 time chartered-in vessels and 10.0 bareboat chartered-in vessels for the three months ended December 31, 2018, and the Company's time and bareboat chartered-in fleet consisted of an average of 8.8 time chartered-in vessels and 10.0 bareboat chartered-in vessels for the three months ended December 31, 2017. The average daily base rates on the Company's time chartered-in fleet during the three months ended December 31, 2018 and December 31, 2017 were $13,517 per vessel per day and $13,681 per vessel per day, respectively. The average daily base rates for the Company's bareboat chartered-in fleet during the three months ended December 31, 2018 and December 31, 2017 were $7,656 per vessel per day and $7,362 per vessel per day, respectively.

•
Depreciation expense for the three months ended December 31, 2018 increased $1.1 million to $44.6 million, from $43.5 million for the three months ended December 31, 2017. This increase was primarily driven by the delivery of two MRs under the Company's newbuilding program in January 2018.

•
Financial expenses for the three months ended December 31, 2018 increased $9.5 million to $48.2 million, from $38.6 million for the three months ended December 31, 2017. The increase in financial expenses was primarily a result of (i) increases in LIBOR rates as compared to the three months ended December 31, 2017, (ii) an increase in the Company's average debt to $2.9 billion during the three months ended December 31, 2018 from $2.8 billion during the three months ended December 31, 2017 as a result of the Company's previously announced refinancing initiatives and (iii) increased borrowing costs associated with the Company's lease financing arrangements that were entered into during 2018.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2018	2017	2018	2017
Revenue
Vessel revenue	$167,525	$148,394	$585,047	$512,732

Operating expenses
Vessel operating costs	(71,219)	(74,824)	(280,460)	(231,227)
Voyage expenses	(304)	(3,013)	(5,146)	(7,733)
Charterhire	(10,644)	(17,959)	(59,632)	(75,750)
Depreciation	(44,592)	(43,535)	(176,723)	(141,418)
General and administrative expenses	(12,927)	(11,370)	(52,272)	(47,511)
Loss on sale of vessels	—	—	—	(23,345)
Merger transaction related costs	—	(1,299)	(272)	(36,114)
Bargain purchase gain	—	—	—	5,417
Total operating expenses	(139,686)	(152,000)	(574,505)	(557,681)
Operating income / (loss)	27,839	(3,606)	10,542	(44,949)
Other (expense) and income, net
Financial expenses	(48,156)	(38,619)	(186,628)	(116,240)
Loss on exchange of convertible notes	—	—	(17,838)	—
Realized loss on derivative financial instruments	—	—	—	(116)
Financial income	2,908	384	4,458	1,538
Other expenses, net	(259)	332	(605)	1,527
Total other expense, net	(45,507)	(37,903)	(200,613)	(113,291)
Net loss	$(17,668)	$(41,509)	$(190,071)	$(158,240)

Loss per share

Basic	$(0.38)	$(1.46)	$(5.46)	$(7.35)
Diluted	$(0.38)	$(1.46)	$(5.46)	$(7.35)
Basic weighted average shares outstanding	46,382,795	28,366,872	34,824,311	21,533,340
Diluted weighted average shares outstanding (1)	46,382,795	28,366,872	34,824,311	21,533,340

(1)
The dilutive effect of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to the Company's Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the computation of diluted earnings per share for the three months and year ended December 31, 2018 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of the unvested shares of restricted stock, the Convertible Notes due 2019, and the Convertible Notes due 2022) were 53,232,552 and 40,788,217 for the three months and year ended December 31, 2018, respectively.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$593,652	$186,462
Accounts receivable	67,207	65,458
Prepaid expenses and other current assets	18,182	17,720
Inventories	8,300	9,713
Total current assets	687,341	279,353
Non-current assets
Vessels and drydock	3,997,789	4,090,094
Vessels under construction	—	55,376
Other assets	75,210	50,684
Goodwill	11,539	11,482
Restricted cash	12,285	11,387
Total non-current assets	4,096,823	4,219,023
Total assets	$4,784,164	$4,498,376
Current liabilities
Current portion of long-term debt	$297,934	$113,036
Finance lease liability	114,429	50,146
Accounts payable	11,865	13,044
Accrued expenses	22,973	32,838
Total current liabilities	447,201	209,064
Non-current liabilities
Long-term debt	1,192,000	1,937,018
Finance lease liability	1,305,952	666,993
Total non-current liabilities	2,497,952	2,604,011
Total liabilities	2,945,153	2,813,075
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	5,776	3,766
Additional paid-in capital	2,648,599	2,283,591
Treasury shares	(467,056)	(443,816)
Accumulated deficit (1)	(348,308)	(158,240)
Total shareholders' equity	1,839,011	1,685,301
Total liabilities and shareholders' equity	$4,784,164	$4,498,376

(1)
Accumulated deficit reflects the impact of the adoption of IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods beginning on January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the "modified retrospective method"). We have applied the modified retrospective method upon the date of transition. Accordingly, the cumulative effect of the application of this standard resulted in a $3,888 reduction in the opening balance of Accumulated deficit on January 1, 2018.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017
Operating activities
Net loss	$(190,071)	$(158,240)
Loss on sales of vessels	—	23,345
Depreciation	176,723	141,418
Amortization of restricted stock	25,547	22,385
Amortization of deferred financing fees	10,541	13,381
Write-off of deferred financing fees	13,212	2,467
Bargain purchase gain	—	(5,417)
Share-based transaction costs	—	5,973
Accretion of convertible notes	13,225	12,211
Accretion of fair value measurement on debt assumed from NPTI	3,779	1,478
Loss on exchange of convertible notes	17,838	—
	70,794	59,001
Changes in assets and liabilities:
Decrease / (increase) in inventories	1,535	(1,319)
Increase in accounts receivable	(1,788)	(1,478)
(Increase) / decrease in prepaid expenses and other current assets	(163)	12,219
Increase in other assets	(1,226)	(22,651)
(Decrease) / increase in accounts payable	(1,382)	3,694
Decrease in accrued expenses	(9,980)	(7,665)
	(13,004)	(17,200)
Net cash inflow from operating activities	57,790	41,801
Investing activities
Acquisition of vessels and payments for vessels under construction	(26,057)	(258,311)
Proceeds from disposal of vessels	—	127,372
Net cash paid for the merger with NPTI	—	(23,062)
Drydock, scrubber and BWTS payments (owned and bareboat-in vessels)	(26,680)	(5,922)
Net cash outflow from investing activities	(52,737)	(159,923)
Financing activities
Debt repayments	(865,594)	(546,296)
Issuance of debt	1,007,298	525,642
Debt issuance costs	(23,056)	(11,758)
Refund of debt issuance costs due to early debt repayment	2,826	—
Increase in restricted cash	(897)	(2,279)
Gross proceeds from issuance of common stock	337,000	303,500
Equity issuance costs	(17,073)	(15,056)
Dividends paid	(15,127)	(9,561)
Redemption of NPTI Redeemable Preferred Shares	—	(39,495)
Repurchase of common stock	(23,240)	—
Net cash inflow from financing activities	402,137	204,697
Increase in cash and cash equivalents	407,190	86,575
Cash and cash equivalents at January 1,	186,462	99,887
Cash and cash equivalents at December 31,	$593,652	$186,462

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2018 and 2017
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2018	2017	2018	2017
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$78,316	$46,464	$212,479	$174,307

Average Daily Results
Time charter equivalent per day(2)	$15,008	$12,805	$12,782	$13,146
Vessel operating costs per day(3)	$6,505	$6,971	$6,463	$6,559

LR2
TCE per revenue day (2)	$16,228	$15,005	$13,968	$14,849
Vessel operating costs per day(3)	$6,574	$7,187	$6,631	$6,705
Average number of owned or finance leased vessels	38.0	38.0	38.0	27.5
Average number of time chartered-in vessels	1.0	1.0	1.5	1.2

LR1
TCE per revenue day (2)	$13,548	$11,275	$10,775	$11,409
Vessel operating costs per day(3)	$6,595	$7,488	$6,608	$7,073
Average number of owned or finance leased vessels	12.0	12.0	12.0	4.9
Average number of time chartered-in vessels	—	—	—	0.4

MR
TCE per revenue day (2)	$14,412	$12,377	$12,589	$12,975
Vessel operating costs per day(3)	$6,504	$6,662	$6,366	$6,337
Average number of owned or finance leased vessels	45.0	42.7	44.9	41.7
Average number of time chartered-in vessels	1.9	5.9	4.3	6.7
Average number of bareboat chartered-in vessels	3.0	3.0	3.0	2.1

Handymax
TCE per revenue day (2)	$14,999	$10,747	$12,196	$11,706
Vessel operating costs per day(3)	$6,331	$6,956	$6,295	$6,716
Average number of owned or finance leased vessels	14.0	14.0	14.0	14.0
Average number of time chartered-in vessels	—	2.0	0.5	2.0
Average number of bareboat chartered-in vessels	7.0	7.0	7.0	6.1

Fleet data
Average number of owned or finance leased vessels	109.0	106.7	108.9	88.0
Average number of time chartered-in vessels	2.9	8.8	6.3	10.3
Average number of bareboat chartered-in vessels	10.0	10.0	10.0	8.2

Drydock
Drydock, scrubber, and BWTS payments for owned or bareboat-in vessels (in thousands of U.S. dollars)	$14,137	$1,197	$26,680	$6,353

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of February 13, 2019

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,990	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR

45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR
60	STI Excel	2015	74,000	—	SLR1P (3)	LR1
61	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
62	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
63	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
64	STI Executive	2016	74,000	—	SLR1P (3)	LR1
65	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
66	STI Experience	2016	74,000	—	SLR1P (3)	LR1
67	STI Express	2016	74,000	—	SLR1P (3)	LR1
68	STI Precision	2016	74,000	—	SLR1P (3)	LR1
69	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
70	STI Pride	2016	74,000	—	SLR1P (3)	LR1
71	STI Providence	2016	74,000	—	SLR1P (3)	LR1
72	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
73	STI Madison	2014	109,999	—	SLR2P (4)	LR2
74	STI Park	2014	109,999	—	SLR2P (4)	LR2
75	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
76	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
77	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
78	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
79	STI Rose	2015	109,999	—	SLR2P (4)	LR2
80	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
81	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
82	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
83	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
84	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
85	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
86	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
87	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
88	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
89	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
90	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
91	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
92	STI Grace	2016	109,999	—	SLR2P (4)	LR2
93	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
94	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2
95	STI Solace	2016	109,999	—	SLR2P (4)	LR2

96	STI Stability	2016	109,999	—	SLR2P (4)	LR2
97	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
98	STI Supreme	2016	109,999	—	SLR2P (4)	LR2
99	STI Symphony	2016	109,999	—	SLR2P (4)	LR2
100	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
101	STI Goal	2016	113,000	—	SLR2P (4)	LR2
102	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
103	STI Guard	2016	113,000	—	SLR2P (4)	LR2
104	STI Guide	2016	113,000	—	SLR2P (4)	LR2
105	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
106	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
107	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
108	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
109	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,883,190

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (6)
	Time or bareboat chartered-in vessels
110	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19
111	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19
112	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19
113	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19
114	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19
115	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19
116	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19
117	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(7)
118	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(7)
119	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(7)

	Total time or bareboat chartered-in DWT		414,899

	Total Fleet DWT		8,298,089

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Group Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Group Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Group Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Group Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in March 2019.
(6)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(7)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2017 and 2018 were as follows:

Date paid	Dividends per share
March 2017	$0.100
June 2017	$0.100
September 2017	$0.100
December 2017	$0.100
March 2018	$0.100
June 2018	$0.100
September 2018	$0.100
December 2018	$0.100

On February 13, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share, payable on or about March 28, 2019 to all shareholders of record as of March 13, 2019 (the record date). As of February 13, 2019, there were 51,397,470 shares outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, (iii) Senior Notes Due June 2019 (NYSE: SBBC), which were issued in March 2017, and (iv) Convertible Notes due 2022 which were issued in May and July 2018.
Since January 2018 through the date of this press release, the Company has acquired an aggregate of 1,351,265 of its common shares at an average price of $17.20 per share; the repurchased shares are being held as treasury shares. There were 51,397,470 shares outstanding as of February 13, 2019.
As of the date hereof, the Company has the authority to purchase up to an additional $123.8 million of its securities under its Securities Repurchase Program. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers, 14 Handymax tankers) with an average age of 3.5 years and time or bareboat charters-in 10 product tankers (three MR tankers and seven Handymax tankers). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of time charter equivalent revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that time charter equivalent revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of time charter equivalent revenue, adjusted net income or loss with the adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
Time charter equivalent revenue is reconciled above in the section entitled 'Explanation of Variances on the Fourth Quarter of 2018 Financial Results Compared to the Fourth Quarter of 2017'.
Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended December 31, 2018
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(17,668)	$(0.38)		$(0.38)
Adjustment:
Deferred financing fees write-off	266	0.01		0.01
Adjusted net loss	$(17,402)	$(0.38)	(1)	$(0.38)	(1)

	For the three months ended December 31, 2017
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(41,509)	$(1.46)	$(1.46)
Adjustments:
Merger transaction related costs	1,299	0.05	0.05
Deferred financing fees write-off	970	0.03	0.03
Adjusted net loss	$(39,240)	$(1.38)	$(1.38)

	For the year ended December 31, 2018
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(190,071)	$(5.46)	(5.46)
Adjustments:
Merger transaction related costs	272	0.01	0.01
Deferred financing fees write-off	13,212	0.38	0.38
Loss on exchange of convertible notes	17,838	0.51	0.51
Adjusted net loss	$(158,749)	$(4.56)	$(4.56)

	For the year ended December 31, 2017
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(158,240)	$(7.35)		$(7.35)
Adjustments:
Deferred financing fees write-off	2,467	0.11		0.11
Merger transaction related costs	36,114	1.68		1.68
Bargain purchase gain	(5,417)	(0.25)		(0.25)
Loss on sales of vessels	23,345	1.08		1.08
Adjusted net loss	$(101,731)	$(4.72)	(1)	$(4.72)	(1)

(1) Summation differences due to rounding

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2018	2017
Net loss	$(17,668)	$(41,509)	$(190,071)	$(158,240)
Financial expenses	48,156	38,619	186,628	116,240
Financial income	(2,908)	(384)	(4,458)	(1,538)
Depreciation	44,592	43,535	176,723	141,418
Merger transaction related costs	—	1,299	272	36,114
Bargain purchase gain	—	—	—	(5,417)
Amortization of restricted stock	6,144	4,904	25,547	22,385
Loss on sales of vessels	—	—	—	23,345
Loss on exchange of convertible notes	—	—	17,838	—
Adjusted EBITDA	$78,316	$46,464	$212,479	$174,307

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616